FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-981-5300
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
OCTOBER 9, 2003

CHINA’S LJ INTERNATIONAL RAISES THIRD QUARTER 2003 GUIDANCE, SEES REVENUES UP AT LEAST 21% AND NET INCOME RISING BY 159%

•	Guidance Reflects Increased Product Demand and New Orders from Top Three U.S. Home Shopping Channels

•	Company Also Raises Revenue Guidance for Full Year 2003

HONG KONG and LOS ANGELES, October 9, 2003 — LJ International Inc. (Nasdaq: JADE), one of the world’s fastest-growing fine jewelry companies, today announced that it is increasing its revenue and net income guidance for the third quarter ended September 30, 2003 from previously announced levels.

For the third quarter, LJI expects revenues between $15.0 million and $15.5 million, an increase of between 21% and 25% over the $12.4 million reported in the same period of 2002. It expects net income to grow by at least 159% to between $600,000 and $620,000, or approximately $0.06 per diluted share, up from net income of $232,000, or $0.03 per diluted share in the third quarter of 2002.

The Company also raised its full-year revenue guidance for 2003 to over $53 million from the previously reported $50 million, an increase of 6%. This is the second consecutive quarter in which LJI has raised its revenue guidance for 2003.

Third quarter results will be announced during the week of November 14, 2003. The Company indicated that it would provide guidance for the fourth quarter at that time as well.

Third Quarter 2003 Results Will Recognize Initial Contributions from Expanded TV Retailing Business

LJI Chairman and CEO Yu Chuan Yih said, “LJ International’s expected results for the third quarter clearly indicate that our strategy of broadening distribution channels as well as product lines is beginning to pay off. We are particularly pleased with the volume of new orders we have received from our new electronic retailing partners in the U.S. With the demand for LJI products growing and new distribution channels quickly adding to our sales volume, we are optimistic that we can exceed our newly increased sales goals for both this year and, more importantly, going forward.”

During the third quarter, LJI received at least $1.4 million in new orders from two new TV electronic retailers in the U.S. with whom it has recently established sales relationships.

Company’s First U.S. Office Opened in Third Quarter

Also during the third quarter, LJI further bolstered its marketing efforts in North America by opening its first sales and marketing facility in the United States. The new facility, located in Southern California, exceeds 10,000-square-feet in size and accommodates the Company’s new U.S. sales and marketing personnel as well as certain senior executives.

About LJ International, Inc.

LJ International Inc., (“LJI”) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of fine jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

To be added to LJ International’s investor lists, please contact Haris Tajyar at 818-981-5300 or via e-mail at htajyar@irintl.com .

For more information on LJI, please visit the Company’s Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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